FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	November, 2005
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated November 3rd, 2005, relating to Lafarge Roofing

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 3, 2005

TO BETTER SERVE THE MARKET FOR CLAY ROOFING TILES,

LAFARGE COUVERTURE IS BUILDING A NEW PRODUCTION SITE IN THE ARDENNES

In a fast-growing French market (+7% in 2004), LAFARGE COUVERTURE will strengthen its industrial facilities in northern France in 2006 with the construction of a production unit for clay roofing tiles in Signy l’Abbaye in the Champagne-Ardennes region.

Designed to produce 50 million clay tiles annually, or nearly 4 million square meters of tiles and accessories, the new plant will create at least 70 direct jobs and another 70 jobs indirectly.

The 14-hectare site will house the new production facility and a storage area for finished products awaiting sale.

The Signy l’Abbaye site was chosen because it offers numerous advantages, among which are:

-	Central geographic location: at the hub of a major road and expressway network, the site offers real logistical advantages that will facilitate product distribution to France, the Benelux countries and Germany.

-	Abundant clay reserves, which guarantee the long-term duration of the investment as well as Lafarge Couverture’s presence in the region. Clay extraction from the neighboring 25-hectare quarry combined with 101 hectares of clay reserves will supply site operations for over 50 years.

-	A long-term industrial partnership has been forged from the warm response of the local population, political authorities and social-economic organizations.

Construction will be carried out in two phases:

-	The first phase, scheduled for 2006, consists of the installation of two clay tile production lines, a production line for accessories and a kiln. The goal is to begin producing by fall 2007 Large tiles, Low profile and Flat look adapted for both newbuild and renovation work, using styles typical of northern France and Europe. Investment in the first phase is estimated at about 55 million euros.

-	The second phase will begin as soon as the first phase is fully operational (2008). It will consist of the construction of another kiln and production line for a new tile concept to be launched in 2009.

For Michel Klein, chairman and CEO of LAFARGE COUVERTURE, the French subsidiary of Lafarge Roofing: “This investment in the Ardennes region is a key step that will boost our production capacity for clay tiles designed specifically for northern France and the Benelux countries. Along with current efforts to modernize our Marseilles plant and the start-up of construction on a new plant in Limoux (Aude) earlier this year, the new Signy l’Abbaye production site will round out our national industrial facilities for the clay tile market, as we strengthen our strategy of product innovation and moving closer to customers.”

Page 2 of 4 Total Pages

LAFARGE COUVERTURE holds a unique position in the French market for small roofing elements. It is the only player to offer real expertise in sloped roofing systems thanks to a complete range of concrete and clay tiles, and an exclusive offer of over 350 roofing components (roof decking, closures, fixings, etc.).

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-92-93 yvon.brindamour@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including the planned capital expenditures and expansion of production capacity in the Roofing business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 3rd, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 4 of 4 Total Pages